September 16, 2024

Peter Pfreundschuh
Chief Financial Officer
Y-mAbs Therapeutics, Inc.
230 Park Avenue
Suite 3350
New York, NY 10169

       Re: Y-mAbs Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38650
Dear Peter Pfreundschuh:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Revenue Recognition
Product revenue, net, page 152

1. We note that you recognize revenue from sales of DANYELZA at a point in time, which generally occurs upon receipt at the end-user hospital for sales in the United States, and upon delivery to the distributors for sales in the international territories. Please address the following:

              Explain the key differences between your U.S and international distribution agreements and the basis for revenue to be recognized at different points in time.
              Explain who you have identified as your customer under ASC 606 in your U.S.
            distributor agreements.
              Clarify who you ship your products to and who controls your product prior to receipt at the end-user hospital.
 September 16, 2024
Page 2

             Tell us if your U.S. distributors have unconditional return rights.
             Tell us if your U.S. distributors have an unconditional obligation to pay for your product.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences